Filed by Tronox Limited
Pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: Tronox Incorporated (File No: 001-32669)

Tronox Board Appoints Tom Casey Chief Executive Officer, Succeeding Dennis Wanlass
Company Reiterates Commitment to Acquisition of Exxaro’s Mineral Sands Operations
OKLAHOMA CITY, Okla., Oct. 5, 2011 /PRNewswire/ — Tronox Incorporated (TROX.PK), a leading producer and marketer of titanium dioxide pigment, today announced that Tom Casey, Tronox’s chairman of the board, will assume the additional role of chief executive officer, effective immediately. He succeeds Dennis Wanlass, who stepped down from this position as well as from the Tronox Board of Directors. Wanlass will continue with the company through the close of the Exxaro Mineral Sands transaction to help facilitate a smooth transition.
“Dennis has provided Tronox with strong leadership over the past few years, and the Board appreciates and thanks him for all of his hard work in getting the company successfully through its restructuring process and into its current position of strength,” said Casey. “Tronox has built a strong foundation and has an excellent platform for continued growth, particularly in light of our recently announced acquisition of Exxaro’s mineral sands operations. We remain highly committed to this strategically compelling combination, which we believe will add to shareholder value, and assures us the supply we need to grow our business and improve our margins in both the short and long term. I look forward to continuing to work with our strong management team and Tronox’s talented employees as we realize the long-term potential of this organization.”
Commenting on the management change, Sipho Nkosi, Exxaro’s chief executive officer, said, “We were informed of and agreed to the change in leadership. We know Mr. Casey from our dealings with him in our transaction and we continue to fully support Tronox. Exxaro is committed and focused on closing the transaction to join our mineral sands business with Tronox. This combination represents an excellent strategic fit and offers benefits to all of our stakeholders.”
Casey was most recently chief executive officer of Integra Telecom. Prior to that, he was president and chief executive officer of Current Group LLC, a clean technology hardware and software supplier. In addition, he has served as CEO of several other public and private companies. He also held the positions of managing director in the investment banking group at Merrill Lynch and partner in the law firms of Skadden, Arps, Slate, Meagher and Flom and Mintz, Levin Cohn, Ferris, Glovsky & Popeo. In addition, Casey was an attorney in the Antitrust Division, U.S. Department of Justice and at the Federal Communications Commission.
Casey has a bachelor’s degree from Boston College and a law degree from George Washington University Law School.
Tronox intends to provide additional information related to the announced transaction with Exxaro Resources Ltd. on our web page at , on Thursday, October 6, 2011. We will issue a press release when this information is posted. In addition, the Company will host a conference call on this presentation at 9:00 AM Eastern on Monday, October 10, 2011. Details on the conference call will be posted to our web page and included in the press release.
About Tronox

Headquartered in Oklahoma City, Tronox is among the largest producers and marketers of titanium dioxide pigment globally. Titanium dioxide pigment is an inorganic white pigment used in paint, coatings, plastics, paper and many other everyday products. The company’s pigment plants, which are located in the United States, Australia and the Netherlands, supply high-performance products to approximately 1,100 customers in 100 countries. In addition, Tronox produces electrolytic products, including sodium chlorate, electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide. For information on Tronox, visit .
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Media Contact: Robert Gibney
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Investor Contact: Michael Smith
Direct: 405-775-5413
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Additional Information and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (http://www.tronox.com) under the heading “Investor Relations”.